Filed pursuant to Rule 253(g)(2)

File No. 024-12394

SUPPLEMENT DATED OCTOBER 30, 2025

OFFERING CIRCULAR DATED MARCH 4, 2025

FANBASE SOCIAL MEDIA, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 4, 2025 of Fanbase Social Media, Inc. (the “Company”). The Offering Circular is available HERE.

More recent financial information about the Company is available on its semiannual report on Form 1-SA for the six month period ended June 30, 2025 found HERE and its annual report on Form 1-K for the fiscal year ended December 31, 2024 found HERE, and supplements the information contained in the Offering Circular.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on March 4, 2025 on December 17, 2025.
•	Add additional information regarding the Company’s business plans.

Offering Termination Date

The Company intends to terminate the offering for its Class B Non-Voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after December 17, 2025 at 11:59 PM PST (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Datef, in its sole discretion.

Business Plans

The following should be added and read as the final paragraph of “The Company’s Business – Overview” on page 24 of the Company’s Offering Circular:

In addition, the Company continues to explore avenues where it can innovate and may opportunistically provide new products and services. Currently, the Company is exploring opportunities in various areas of content creation, including, but not limited to, the distribution and IP ownership of original scripted short-form video content, commonly referred to as “Microdramas.” The Company notes that this is still in the nascent stage and it still determining what role, if any, it will have related to the production of the videos.